TAHOE RESOURCES INC.
(the “Company”)

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

This report describes the matter voted upon and the outcome of the vote at the meeting (the “Tahoe Shareholders’ Meeting”) of the holders of common shares of the Company (the “Tahoe Shareholders”) held on March 31, 2016 in Vancouver, British Columbia in connection with the proposed acquisition by the Company of all of the issued and outstanding common shares of Lake Shore Gold Corp. (“Lake Shore”) by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). The matter set out below is described in greater detail in the management information circular of the Company dated March 1, 2016 (the “Information Circular”).

Matter Put to a Vote

An ordinary resolution (the “Share Issuance Resolution”), the full text of which is set forth in Appendix A to the Information Circular, approving, in accordance with the TSX Company Manual, the issuance, or reservation for issuance, as the case may be, by the Company, pursuant to the arrangement agreement dated February 8, 2016 between the Company and Lake Shore, the number of common shares of the Company necessary to give effect to the Arrangement.

Outcome of Vote

The Share Issuance Resolution received the requisite level of approval as detailed below, being a majority of the votes cast by Tahoe Shareholders present in person or represented by proxy at the Tahoe Shareholders’ Meeting, and, as such, was passed:

	Votes FOR	% of votes cast FOR	Votes AGAINST	% of votes cast AGAINST
Share Issuance Resolution	174,051,557	99.87%	220,496	0.13%

Dated March 31, 2016

TAHOE RESOURCES INC.

Per:	“Edie Hofmeister”
	Name:	Edie Hofmeister
	Title:	Vice President Corporate Affairs
and General Counsel